SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A
                                 (RULE 13d-101)

                                (Amendment No. 5)

                                ARRIS Group, Inc.
                                -----------------
                                (Name of Issuer)

                     Common Stock, $.01 par value per share
                     --------------------------------------
                         (Title of Class of Securities)

                                    04269Q100
                                    ---------
                                 (CUSIP Number)

                                Deborah J. Noble
                               Corporate Secretary
                           Nortel Networks Corporation
                           8200 Dixie Road, Suite 100
                            Brampton, Ontario L6T 5P6
                                     Canada
                                 (905) 863-1103
                                 --------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 March 18, 2003
                                 --------------
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               (Page 1 of 5 Pages)

CUSIP NO. 04269Q100                                            Page 2 of 5 Pages


--------------------------------------------------------------------------------
1.  NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Nortel Networks Corporation
--------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
              (a)
              (b)
    Not Applicable
--------------------------------------------------------------------------------
3.  SEC USE ONLY

--------------------------------------------------------------------------------
4.  SOURCE OF FUNDS

    OO
--------------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) |_|

--------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION

      Canada
--------------------------------------------------------------------------------
     NUMBER OF SHARES         7.   SOLE VOTING POWER
BENEFICIALLY OWNED BY EACH
   REPORTING PERSON WITH           22,000,000 shares
                              --------------------------------------------------
                              8.   SHARED VOTING POWER

                                   0 shares
                              --------------------------------------------------
                              9.   SOLE DISPOSITIVE POWER

                                   22,000,000 shares
                              --------------------------------------------------
                              10.  SHARED DISPOSITIVE POWER

                                   0 shares
--------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    22,000,000 shares
--------------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|

--------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    26.6%
--------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON

    CO
--------------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 04269Q100                                            Page 3 of 5 Pages


                                 AMENDMENT NO. 5
                                       TO
                                  SCHEDULE 13D

            This Amendment No. 5 amends the Statement on Schedule 13D filed on August 13, 2001, by and on behalf of Nortel Networks Corporation with respect to its beneficial ownership of common stock, par value $.01 per share ("Arris Group Common Stock"), of Arris Group, Inc. (f/k/a Broadband Parent Corporation), a Delaware corporation ("Arris Group"), as amended by Amendment No. 1 to Schedule 13D filed on June 11, 2002, Amendment No. 2 to Schedule 13D filed on June 21, 2002, Amendment No. 3 to Schedule 13D filed on June 25, 2002 and Amendment No. 4 to Schedule 13D filed on March 13, 2003 (as amended, the "Statement"). The Statement, as amended by this Amendment No. 5, is referred to herein as "Schedule 13D." This Schedule 13D is filed to report, among other things, that Nortel Networks Inc. assigned in full its New Membership Interest in Arris Interactive L.L.C. ("Arris LLC") to Arris International, Inc. formerly known as ANTEC Corporation ("ANTEC"). Capitalized terms used and not defined herein have the meanings set forth in the Statement.

Item 4.   Purpose of Transaction.
          ----------------------

            The second paragraph of Item 4 of the Statement is hereby amended and restated to read in its entirety as follows:

            On August 3, 2001, Nortel Networks LLC, ANTEC and Arris Group entered into a second amended and restated limited liability company operating agreement for Arris LLC (the "Arris LLC Operating Agreement") pursuant to which Nortel Networks LLC received a new membership interest in Arris LLC (the "New Membership Interest") with a face amount of $100,000,000. Pursuant to the terms of the Option Agreement, as amended by the Stock Option Agreement, on March 18, 2003, Nortel Networks Inc., as the successor in interest to Nortel Networks LLC, assigned in full its New Membership Interest to ANTEC for an aggregate consideration of $86,430,388.89. Such amount represents a 21% discount on the New Membership Interest and includes forgiveness of a portion of the Class B Return equal to $7,500,000 (i.e., the net amount of this forgiveness after the 21% discount provided for in the Option Agreement was $5,925,000). In the event Arris Group exercises the Stock Option, the amount of this forgiveness may be reduced by an amount equal to the Class B Reduction. As a result of the assignment of the New Membership Interest, Nortel Networks no longer has a membership interest in Arris LLC and is no longer bound by the terms of the Arris LLC Operating Agreement. A copy of the Arris LLC Operating Agreement is filed as Exhibit 1 to the Statement and incorporated herein by reference.

            The third paragraph of Item 4 of the Statement is hereby deleted in its entirety.

CUSIP NO. 04269Q100                                            Page 4 of 5 Pages


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of Arris Group.
          -------------------------------------------------------------

            The paragraph describing the Arris LLC Operating Agreement in Item 6 of the Statement is hereby amended and restated to read in its entirety as follows:

            ARRIS LLC OPERATING AGREEMENT. Pursuant to the terms of the Option Agreement, as amended by the Stock Option Agreement, Nortel Networks Inc. assigned in full its New Membership Interest to ANTEC for an aggregate consideration of $86,430,388.89. As a result, Nortel Networks no longer has a membership interest in Arris LLC and is no longer bound by the terms of the Arris LLC Operating Agreement.

            The paragraphs describing the Option Agreement in Item 6 of the Statement are hereby amended and restated to read in their entirety as follows:

            OPTION AGREEMENT. On June 7, 2002, Nortel Networks LLC, Arris LLC and Arris Group entered into a Option Agreement (the "Option Agreement") pursuant to which Arris LLC may redeem Nortel Networks' New Membership Interest in Arris LLC at a discount of up to 40% if Nortel Networks is able to sell a minimum of 10,000,000 shares of Arris Group Common Stock (or such lesser number of shares as Nortel Networks may elect to sell) in a firm commitment underwritten public offering pursuant to the S-3 Registration Statement on or before June 30, 2002. The amount of the discount is based upon the percentage of shares of Arris Group Common Stock that Nortel Networks owned as of June 30, 2002. Based upon the percentage of shares of Arris Group Common Stock that Nortel Networks owned as of June 30, 2002, the discount percentage was equal to 21%.

            Pursuant to the terms of the Option Agreement, as amended by the Stock Option Agreement, on March 18, 2003, Nortel Networks Inc. assigned in full its New Membership Interest to ANTEC for an aggregate consideration of $86,430,388.89. Such amount represents a 21% discount on the New Membership Interest and includes forgiveness of a portion of the Class B Return equal to $7,500,000 (i.e., the net amount of this forgiveness after the 21% discount provided for in the Option Agreement was $5,925,000). In the event Arris Group exercises the Stock Option, the amount of this forgiveness may be reduced by an amount equal to the Class B Reduction. A copy of the Option Agreement is filed as Exhibit 7 to the Statement and incorporated herein by reference.

            The third paragraph describing the Stock Option Agreement in Item 6 of the Statement is hereby amended and restated to read in its entirety as follows:

            Pursuant to the terms of the Stock Option Agreement, upon assignment of its New Membership Interest, Nortel Networks Inc. agreed to forgive a portion of the Class B Return equal to $7,500,000 (i.e., the net amount of this forgiveness after the 21% discount provided for in the Option Agreement is $5,925,000). However, in the event Arris Group exercises the Stock Option, the amount of forgiveness may be reduced by an amount equal to the Class B Reduction. A copy of the Stock Option Agreement is filed as Exhibit 9 to the Statement and incorporated herein by reference.

CUSIP NO. 04269Q100                                            Page 5 of 5 Pages


                                   SIGNATURES

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: March 19, 2003                NORTEL NETWORKS CORPORATION



                                    By:   /s/ Katharine B. Stevenson
                                          -----------------------------------
                                          Katharine B. Stevenson
                                          Treasurer



                                    By:   /s/ Blair F. Morrison
                                          -----------------------------------
                                          Blair F. Morrison
                                          Assistant Secretary